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                                                                      EXHIBIT 99

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FOR IMMEDIATE RELEASE                         CONTACT: EDWARD F. CRAWFORD
                                              PARK-OHIO INDUSTRIES, INC.
                                              (216) 692-7200
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                     PARK-OHIO ANNOUNCES RULE 144A OFFERING
          ------------------------------------------------------------

     CLEVELAND, OHIO, November 3, 1997 -- Park-Ohio Industries, Inc. (NASDAQ:PKOH) announced today that it is proceeding with a private placement, to be completed during the fourth quarter of 1997, of $150 million of senior subordinated notes due in 2007. The proceeds of the private placement are expected to be used to refinance current indebtedness under existing bank facilities and to redeem the convertible senior subordinated debentures due on June 15, 2004. The final terms of the notes will be determined at a later date. In connection with the offering of the senior subordinated notes, Park-Ohio anticipates entering into a new $200 million senior bank facility. The new bank facility is expected to have an initial term of five years with one year renewal options thereafter.

     A registration statement relating to these securities has not been filed with the Securities and Exchange Commission. These securities may not be sold absent registration or an applicable exemption from registration. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

     Park-Ohio, headquartered in Cleveland, Ohio, operates diversified manufacturing and logistics businesses.

     Park-Ohio stock is traded on the NASDAQ National Market.

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   23000 EUCLID AVENUE -- EUCLID, OHIO 44117 -- 216-692-7200/FAX 216-692-7174